[Krieg DeVault LLP letterhead omitted]

April 16, 2010
Nicholas J. Chulos
Direct Dial: (219) 227-6102
Fax: (219) 227-6101
E-mail: nchulos@kdlegal.com
VIA EMAIL, U.S. MAIL AND EDGAR
Perry J. Hindin, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance —
      Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549

RE:	CFS Bancorp, Inc. — File No. 0-24611 Additional Definitive Materials filed on March 17, 2010
Dear Mr. Hindin:
On behalf of our client, CFS Bancorp, Inc. (the “Company”), this letter will provide additional information relating to the comments raised in your letter to the undersigned dated March 19, 2010. We respectfully disagree with a possible conclusion that the Company’s additional definitive materials filed with the Commission on March 17, 2010 (the “Additional Definitive Materials”) appear to directly or indirectly impugn the character, integrity or personal reputation of PL Capital and/or its nominee, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Before filing the Additional Definitive Materials with the Commission, the Company verified each statement contained therein and subsequent to receiving your letter dated March 19, 2010, re-confirmed the accuracy of each statement in light of the requirements of Rule 14a-9.
Set forth below are the comments set forth in your letter dated March 19, 2010 followed by the Company’s response to each comment.
“Mr. Palmer is a self-proclaimed ‘expert’ in mergers and acquisitions” (page 3, emphasis added)
On pages 12 and 13 of its preliminary proxy statement filed with the Commission on March 4, 2010, PL Capital described Mr. John Palmer’s experience in mergers and acquisitions involving the financial services industry. Specifically, PL Capital stated the following:

Perry J. Hindin, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
April 16, 2010

[Mr. Palmer] has extensive involvement with merger and acquisition transactions, public and private securities offerings, and numerous filings with the Securities and Exchange Commission (SEC) and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies. He has advised numerous banking organizations in strategic decisions regarding acquisition alternatives, mergers of equals and opportunities to enhance or expand existing lines of business. In 1994, Mr. Palmer was promoted to the position of Director, KPMG Financial Services — Capital Strategies Group, a national corporate finance practice providing merger and acquisition advisory services to thrifts, banks, mortgage companies and other financial services companies. In this capacity, Mr. Palmer developed expertise in financial industry mergers and acquisitions, thrift mutual to stock conversions, valuation, capital restructurings, strategic planning and asset purchases and divestitures. He has been involved in numerous mergers and acquisitions with transaction values of up to $600 million.
The foregoing excerpt from PL Capital’s description of Mr. Palmer’s required biographical information contained in its preliminary proxy statement explains PL Capital’s belief as to Mr. Palmer’s experience with mergers and acquisitions involving financial institutions. However, this description of Mr. Palmer’s expertise in financial industry mergers and acquisitions is based solely upon Mr. Palmer’s prior work experience at KPMG and is made without a reference to any comments, designation or accreditation by a third party of his status as an expert, or any other independent credentials other than PL Capital’s description of Mr. Palmer’s prior work experience. As such, the Company believes that its reference to Mr. Palmer as a self-proclaimed “expert” in mergers and acquisitions is a true statement and, further, does not directly or indirectly impugn the character, integrity or personal reputation of PL Capital and/or its nominee, or make charges of illegal, improper or immoral conduct without adequate factual foundation.
“Both of the financial institution holding companies in which Mr. Palmer previously served .. . . were merged out of existence more than five years ago” (page 3). Without additional context, such statement appears to suggest to holders that the Company will be merged out of existence, to the detriment of holders, if Mr. Palmer is elected.
The Company believes that the statement above is true and respectfully disagrees with a possible conclusion that this statement implies to a reader that, if Mr. Palmer is elected, the Company will be merged out of existence to the detriment of the shareholders of the Company.

Perry J. Hindin, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
April 16, 2010

Although the Company does not believe this statement implies that Mr. Palmer would pursue a transaction to the detriment of shareholders, the Company has every reason to believe that, if elected, Mr. Palmer would desire to sell the Company and would encourage the Board of Directors to do so. The bases for this believe include, among others, (i) PL Capital’s stated investment goals and philosophies set forth on its website, (ii) the questions PL Capital asked of the Company’s Board of Directors approximately three months after it filed its initial Schedule 13D with the Commission (“Is it time to sell CFS Bancorp to a bank that can achieve higher performance for shareholders? If not, why not?” See PL Capital’s Schedule 13D/A and Schedule 14A, both of which were filed with the Commission on May 7, 2009), and (iii) the fact that the boards of directors of two publicly traded financial services companies on which Mr. Palmer served were sold.
PL Capital’s website (www.plcapitalllc.com) includes the following statements:
[PL Capital] focuses on publicly traded banks/thrifts with between $200 million to $10 billion in assets, operating in attractive market areas, which are undervalued and: (1) candidates for restructuring to improve earnings and/or (2) potential takeover candidates.
* * *
This consolidation trend, coupled with the most favorable fundamental conditions for financial institutions in 30 years, has created significant investment opportunities for investors with the appropriate industry expertise to identify and value takeover candidates and undervalued financial institutions.
“PL Capital refused to provide the corporate governance and nominating committee with the requested information in writing [about Mr. Palmer]” and “The information that we requested was much less detailed than what the federal bank regulatory agencies like the Federal Reserve, the FDIC, the Comptroller of the Currency and the Office of Thrift Supervision require under certain circumstances through the ‘Interagency Biographical and Financial Report’” (page 3. These two statements, when read together, appear to suggest that Mr. Palmer is hiding something.

Perry J. Hindin, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
April 16, 2010

“PL Capital Group declined to provide your Board’s corporate governance and nominating committee with the information the committee needed to make a full assessment of the PL Capital nominee’s qualifications and suitability.” It is our understanding that the PL Capital Group wrote the Company to indicate that it was pulling together the data for the additional information that the committee had requested and to request a meeting with the committee, at which time it would provide the committee with the requested data. It is also our understanding that the company never responded to the request for a meeting and on January 26, 2010 the committee chairman, Joyce Simon, sent a letter stating that the committee would be unable to consider Mr. Palmer for nomination to the Board of Directors.
On January 6, 2010, the Lead Independent Director of the Company sent a letter to Mr. Lashley and requested him to respond in writing to twelve items so that the Company’s Corporate Governance and Nominating Committee could consider Mr. Palmer’s qualifications as a possible director. The questions asked by the Lead Independent Director were less detailed than those included in a typical directors and officers questionnaire that public companies normally require their directors and director nominees to complete in the normal course so that a company may consider potential disclosures for its annual meeting proxy statement and Form 10-K and, in the case of nominees, to determine whether any conflicts of interest, related party transactions or other potential issues exist prior to nomination. This year, the Company’s own directors and officers questionnaire was twenty pages long, excluding several additional pages of definitions and attachments. In addition, the questions asked by the Lead Independent Director were less detailed than the Interagency Biographical and Financial Report which the federal banking regulators require to be completed by new directors of financial institutions under certain circumstances.
Mr. Lashley refused to provide the information requested in writing in accordance with the procedures established by the Company. Instead, he desired to change the Committee’s process and offered to meet in person, together with Mr. Palmer, with the Corporate Governance and Nominating Committee for the purposes of either discussing verbally their responses to the questions asked by the Lead Independent Director or providing the information in writing at a proposed meeting. Neither alternative was acceptable to the Company. The Company desired to have the information in writing in advance of any meeting so that the Committee members could have an opportunity to prepare adequately and determine if any follow-up questions should be asked or additional information should be requested of Mr. Palmer. The Committee also desired to receive this information in writing to minimize the possibility of mistake or misinterpretation through receipt of only verbal responses. Based on the written information that could have been provided, the Corporate Governance and Nominating Committee would have determined if was appropriate to consider Mr. Palmer’s qualifications further, including through an in-person interview.

Perry J. Hindin, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
April 16, 2010

The Company believes that the information requested was not burdensome and the process established by the Committee was reasonable. On January 26, 2010, the Company sent a letter to Mr. Lashley indicating that he had not provided the information in writing as requested and, as a result, the Committee was unable to consider Mr. Palmer for nomination to the Company’s Board of Directors. The Company is uncertain why PL Capital did not respond in writing to the questions asked, as requested.
In other similar circumstances it would be unusual to have an in-person interview or meeting prior to receiving and reviewing written information about a candidate. For example, it is common for companies seeking new directors to utilize the services of a search firm. Typically, the search firm will provide resumes or other written information about a candidate before an in-person meeting occurs between a nominating committee and the candidate. Similarly, candidates for employment almost always provide a written resume before being granted an interview with a prospective employer.
Accordingly, the Company believes that its statements regarding PL Capital’s refusal to provide certain information in writing are true and that these statements did not imply Mr. Palmer is hiding something.
“PL Capital Group’s nominee has publicly expressed an unwillingness to maintain a banking relationship with Citizens Financial Bank or to refer business to the Bank.” It is our understanding that the PL Capital Group has never said publicly or privately that it was unwilling to maintain a banking relationship with Citizens Financial Bank or to refer business to the Bank.
During a conversation following the Company’s 2009 annual meeting of shareholders, one of the Company’s independent directors asked Mr. Palmer if PL Capital would consider taking steps that would potentially improve the earnings of the Company such as PL Capital maintaining deposit accounts with Citizens Financial Bank or referring potential business customers to the Bank. Mr. Palmer responded to the director that PL Capital would not do this.
On July 20, 2009, Mr. Gregory W. Blaine, the Company’s Lead Independent Director, and Mr. Robert R. Ross, the chairman of the Company’s Audit Committee, met with Messrs. Palmer and Lashley in person at the offices of PL Capital. During their discussion, Messrs. Blaine and Ross asked Messrs. Palmer and Lashley several questions, including, for example, their suggestions for improvement of the Company’s operations. Neither Mr. Palmer nor Mr. Lashley provided any suggestions.

Perry J. Hindin, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
April 16, 2010

At the same meeting, Messrs. Blaine and Ross asked whether either PL Capital or Messrs. Palmer and Lashley would maintain deposit accounts at or refer business customer contacts to the Bank. Messrs. Blaine and Ross explained that these types of responsibilities are typical for the Company’s directors. Messrs. Palmer and Lashley responded “That’s not what we do.” Mr. Ross took contemporaneous notes of this conversation at the meeting.
As of the date of this letter, neither PL Capital nor Messrs. Palmer or Lashley maintain a personal or business deposit account at the Bank.
The foregoing is as an example of why the Company’s Corporate Governance and Nominating Committee specifically asked Mr. Lashley to respond in writing to certain preliminary questions of the Company.
If any member of the staff of the Commission has any questions or desires to discuss this letter further, please do not hesitate to contact the undersigned at (219) 227-6102 or Timothy M. Harden of this office at (317) 238-6213.

Very truly yours,
/s/ Nicholas J. Chulos
Nicholas J. Chulos

cc:	CFS Bancorp, Inc. Gregory W. Blaine, Lead Independent Director Thomas F. Prisby, Chairman and CEO Timothy M. Harden, Esq. Michael J. Messaglia, Esq.